

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

January 23, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the BMO REX MicroSectors™ FANG+™ Index 3X Leveraged Exchange Traded Notes due January 8, 2038 of Bank of Montreal under the Exchange Act of 1934.

Sincerely,

Ben Sawyer